Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

January 4, 2011

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	The Purisima Funds (the “Trust”) File Nos.: 333-09153 and 811-07737 The Purisima Total Return Fund (S000005935) The Purisima All-Purpose Fund (S000005936)

Dear Ms. DiAngelo:

This letter is in response to the Staff’s oral comments and suggestions received from Christina DiAngelo on December 6, 2010 pursuant to your review of the Form N-CSR filed on November 8, 2010 with respect to The Purisima Funds.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the Commission or other regulatory agencies from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

For your convenience, your comments and suggestions are summarized below set forth in bold typeface.  The Trust’s responses immediately follow your summarized comments and suggestions.

The Purisima Total Return Fund

1.
Staff Comment: The dollar amount in “Growth of …” example as reflected in Form N-CSR for the Purisima Total Return Fund and Purisima All-Purpose Fund should reflect the minimum investment amount of $25,000.  This change should be made in the next filing.

Response:  The Trust will incorporate this change for the next filing.

2.
Staff Comment: In “Note 1 – Organization” in the “Notes to Financial Statements” section beginning on Page 18 for the Purisima Total Return Fund, state whether the Funds are diversified or non-diversified.  This should be updated in the next filing.

Response:  The Trust will change the first sentence of the third paragraph of Note 1 to read as follows for the next filing: “The Total Return Fund is a diversified fund and seeks a high total return.”

3.	Staff Comment: In “Note 2 – Significant Accounting Policies” in item “H.” on page 20, include an explanation as to the reason for the reclassification. This should be updated in the next filing.

Response:  The Trust responds by clarifying that these reclassifications were primarily related to gains/losses on foreign currency.  The Trust will incorporate this language into the next shareholder report.

4.
Staff Comment: In “Note 3 – Commitments, Other Related Party Transactions and Other Service Providers” on page 21, in the second paragraph state “Any acquired fund fees would be excluded.”  This should be updated in the next filing.

Response:  The Trust agrees to add this language in the next shareholder report.

5.
Staff Comment: With respect to “Note 3 – Commitments, Other Related Party Transactions and Other Service Providers” on page 21, confirm that the ability to recoup expenses up to the expense limitation means the expense limitation in place at the time and add language to the third paragraph accordingly.  This should be updated in the next filing.

Response:  The Trust confirms that the ability to recoup expenses up to the expense limitation refers to the expense limitation in place at the time.  For the next filing, the first sentence of the third paragraph of Note 3 will be changed to read as follows:  “…provided the aggregate amount of the Fund's current operating expenses for such fiscal year does not exceed the applicable limitation on Fund expenses in place at the time.”

6.
Staff Comment: On page 23 in the description of the fair value hierarchy, because Level 2 securities are held include a more detailed description/breakdown of the securities (i.e., break out the securities by country).  This should be updated in the next filing.

Response:  The Trust agrees to breakout Level 2 securities, if any, by country in the next shareholder report.

7.
Staff Comment: With respect to “Other accumulated loss” in the “components of distributable earnings” breakdown on page 23, the following page discloses post-October capital losses but does not include capital loss carry forwards or range of expiration dates.  Confirm whether there are there capital loss carry forwards and disclose the same along with range of expiration dates.

Response:  The Trust responds by clarifying that the Fund has capital loss carry forward of approximately $28 million.  It will include information regarding the expiration of the capital loss carry forward in the next shareholder report.

The Purisima All-Purpose Fund

1.
Staff Comment: With respect to the Fund’s Schedule of Investments, indicate the fee associated with the Fund’s investment in the SEI Daily Income Trust Government Fund.  Such disclosure can be made in the Fund’s prospectus.

Response:  The Trust responds that it has included a breakout of the Acquired Fund Fees and Expenses incurred by the All-Purpose Fund in the prospectus as required by Form N-1A.  The latest filing was made on December 17, 2010.

2.
Staff Comment: In “Item 4”, include a more specific definition of “tax services” describing the nature of the services, and not simply the standard language from Form N-CSR.  This change should be made in the next filing.

Response:  The Trust will provide a more detailed description in the next annual report filing.

If you have additional questions, please do not hesitate to contact me at .

Sincerely,

/s/ Tom Fishel
Tom Fishel
Vice President
The Purisima Funds